EXHIBIT 23.1

February 24, 2012

El Capitan Precious Metals, Inc.
15225 N. 49th Street
Scottsdale, AZ 85254

Gentlemen:

The undersigned hereby consents to the reference to the undersigned in Amendment No. 1 on Form 10-K/A of El Capitan Precious Metals, Inc. for the year ended September 30, 2011 (“Amendment No. 1”), including without limitation references in Item 2, to be filed with the United States Securities and Exchange Commission.

I also confirm that I have read each of the references to me in Amendment No. 1 and concur with such statements. In giving this consent, the undersigned does not admit that he is within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.

Sincerely,

/s/ Clyde L. Smith
Clyde L. Smith, Ph.D.